Exhibit 99.1

GOLD STANDARD PROVIDES AN UPDATE ON
ITS RESPONSE TO THE COVID-19 VIRUS

March 20, 2020 – Vancouver, B.C. - Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) has taken actions to minimize the risks of the Covid-19 virus, for both employees and people interacting with the Company’s programs and activities in response to Covid-19. Although there are no known or suspected cases of the virus reported at any of the Company’s workplaces in Canada or USA, Gold Standard is following government health protocols and is closely monitoring its activities. Gold Standard has implemented a formal work from home protocol until it is safe to return to its workplaces.

President & CEO Jonathan Awde comments, “the health and safety of our employees and the people we work with is our first priority. The Company will continue to monitor the evolving Covid-19 situation and will continue to act proactively to protect the health of its workforce”.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com